Exhibit 12
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
December 31, 2005

	Years Ended December 31,
	2005	2004	2003	2002	2001
	(In millions, except ratios)
EARNINGS:
Adjusted earnings (loss) from continuing operations before income taxes	$4,506	3,240	2,203	(135)	27
Add fixed charges (see below)	616	565	569	549	229

Adjusted earnings	$5,122	3,805	2,772	414	256

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Gross interest expense	604	545	552	537	223
Dividends on preferred stock of a subsidiary	—	—	3	—	—
Estimated interest component of operating lease payments	12	20	14	12	6

Fixed charges	616	565	569	549	229
Preferred stock requirements, pre-tax	15	15	16	16	16

Combined fixed charges and preferred stock dividends	$631	580	585	565	245

Ratio of earnings to fixed charges	8.32	6.73	4.87	N/A	1.12

Ratio of earnings to combined fixed charges and preferred stock dividends	8.12	6.56	4.74	N/A	1.05

Insufficiency of earnings to cover fixed charges	N/A	N/A	N/A	135	N/A

Insufficiency of earnings to cover combined fixed charges and preferred stock dividends	N/A	N/A	N/A	151	N/A